EXHIBIT 99.1

Lombard Medical Announces Scientific Presentation by Leading Japanese Surgeons on Improving Endovascular Aneurysm Repair (EVAR) Treatment using the Aorfix™ Endovascular Stent Graft at the 2016 Japanese Society for Vascular Surgery Annual Meeting in Tokyo, Japan

IRVINE, Calif., May 31, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that its Aorfix™ Endovascular Stent Graft was featured in a scientific presentation on May 25, 2016, at the 2016 Japanese Society for Vascular Surgery Annual Meeting held in Tokyo, Japan.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

The Aorfix Endovascular Stent Graft was featured in the “Improving EVAR Treatment by using Aorfix” symposium chaired by Dr. Toshihisa Asakura, Associate Professor of the Department of Cardiovascular Surgery, Saitama Medical University International Medical Center.  Dr. Asakura commented, “I am very impressed by the unique design, flexibility and conformability of Aorfix.  It has the only indication for use in standard and in challenging anatomies with highly angulated aortic necks.  In my personal experience, it performs extremely well and the results are very encouraging.  I really look forward to using the new IntelliFlex™ LP delivery system as soon as it becomes available in Japan.”

Dr. Naoki Toya, Vascular Surgeon at the Jikei University Kashiwa Hospital, Chiba, presented “Why I Use Aorfix” which addressed the Aorfix product design, the PYTHAGORAS clinical trial data, and his own series of 30 cases.  Dr. Toya commented, “The global data on Aorfix is exceptional with results being equivalent to other stent graft technologies, despite the more challenging anatomies and sicker patients that tend to be treated with Aorfix.  In my own series of 30 patients, there were no T1/T3 leaks or migration, with good sac shrinkage in more than 45% of cases at 6 month follow.  My experience and data have convinced me that Aorfix is safe and reliable, and is more than capable of treating a broad range of anatomies, increasing the number of patients I can treat with minimally invasive endovascular repair.”

Dr. Toya also presented the new IntelliFlex Low Profile (LP) delivery system anticipated for launch in Japan in early 2017.  This presentation included a video of the “First In Man” case performed by Professor Andrew Holden in Auckland, New Zealand, in November 2015.

Mr. Masataka Hirata, President of Medico's Hirata, Lombard’s distribution partner in Japan, added, “We are pleased to see the continued adoption and expansion of Aorfix by the endovascular surgical community across Japan.  We have achieved more than 7.5% market share in just 18 months since commercial launch and we believe with the planned introduction of the new IntelliFlex LP delivery system, the adoption of the uniquely approved Aorfix stent graft will continue to accelerate.”

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer Tel: +1 949 748 6764